Exhibit 99.7

CONSENT OF WAI MING, YIU

PTL Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to be named in the Registration Statement as a Director appointee.

Dated: August 19, 2024

/s/ Wai Ming, Yiu
Name: Wai Ming, Yiu